INTERIM CONSOLIDATED FINANCIAL STATEMENTS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2010

(Expressed in Canadian Dollars, unless otherwise stated)

CONTINENTAL MINERALS CORPORATION
Interim Consolidated Balance Sheets
(Unaudited - Expressed in Canadian Dollars)

	September 30	December 31
	2010	2009
		(audited)

Assets

Current assets
Cash and cash equivalents	$17,267,056	$23,768,879
Amounts receivable	169,116	211,311
Amounts due from related parties (note 8)	125,338	284,713
Prepaid expenses and deposits	249,364	227,871
	17,810,874	24,492,774

Mineral property interests (note 5)	118,607,309	112,327,309
Equipment (note 4)	100,670	217,227
Investments	1	1
	$136,518,854	$137,037,311

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities	$4,057,024	$3,500,045
Amounts due to related parties (note 8)	55,112	554,931
Current portion of long-term payable	514,500	525,500
	4,626,636	4,580,476

Future income taxes	29,350,000	27,670,000

Shareholders' equity
Share capital (note 7(b))	201,076,065	198,614,791
Contributed surplus (note 7(d))	17,484,223	11,632,553
Deficit	(116,018,070)	(105,460,509)
	102,542,218	104,786,835
Commitments and contingencies (note 9)
Subsequent events (note 11)
	$136,518,854	$137,037,311

See accompanying notes to the interim consolidated financial statements

Approved by the Board of Directors

/s/ David J. Copeland	/s/ Rene G. Carrier

David J. Copeland	Rene G. Carrier
Director	Director

CONTINENTAL MINERALS CORPORATION
Interim Consolidated Statements of Operations and Comprehensive Loss
(Unaudited – Expressed in Canadian Dollars except for number of shares)

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
Expenses
Amortization	$–	$17,975	$733	$58,113
Consulting	14,248	1,518	98,498	9,803
Exploration and development (note 6)	2,383,961	655,365	6,087,129	6,236,302
Insurance	30,776	28,131	88,974	115,066
Interest income	(29,569)	(8,419)	(93,993)	(49,776)
Legal, accounting and audit	98,633	201,191	338,927	813,961
Office and administration	466,626	979,970	1,367,651	3,052,469
Shareholder communications	54,978	53,322	123,016	171,032
Stock based compensation (note 7(c))	482,704	237,782	2,143,487	1,866,069
Travel and conference	38,106	80,271	172,476	261,214
Trust and filing	32,405	24,075	96,336	65,655
Loss before the following:	3,572,868	2,271,181	10,423,234	12,599,908
Foreign exchange loss (gain) related to future income tax liability	(445,000)	(2,376,950)	109,789	(4,089,950)
Foreign exchange loss (gain)	40,025	(321,712)	24,538	(521,161)
Net loss (income) and comprehensive loss
(income) for the period	$3,167,893	$(427,481)	$10,557,561	$7,988,797

Basic and diluted earnings (loss) per share	$(0.02)	$0.00	$(0.07)	$(0.06)

Weighted average number of common shares outstanding	153,348,157	129,053,041	153,040,049	129,053,041

Consolidated Statements of Deficit
(Expressed in Canadian Dollars)

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
Deficit, beginning of period	$112,850,177	$102,688,209	$105,460,509	$94,271,931
Net comprehensive loss (income)	3,167,893	(427,481)	10,557,561	7,988,797
Deficit, end of period	$116,018,070	$102,260,728	$116,018,070	$102,260,728

See accompanying notes to the interim consolidated financial statements

CONTINENTAL MINERALS CORPORATION
Interim Consolidated Statements of Cash Flows
(Unaudited – Expressed in Canadian Dollars)

	Three months ended September 30		Nine months ended September 30
Cash provided by (used for)	2010	2009	2010	2009

Operating activities
Loss for the period	$(3,167,893)	$427,481	$(10,557,561)	$(7,988,797)
Items not involving cash
Amortization	38,743	48,711	121,962	170,577
Unrealized foreign exchange (gain) loss	(400,463)	(2,927,429)	251,945	(5,211,594)
Stock-based compensation	482,704	237,782	2,143,487	1,866,069
Changes in non-cash operating working capital
Amounts receivable	(80,956)	(38,985)	42,195	316,723
Prepaid expenses	(19,582)	(31,504)	(21,493)	128,892
Accounts payable and accrued liabilities	537,893	(1,463,627)	934,420	(2,874,176)
Amounts due to and from related parties	(235,202)	318,121	(340,444)	882,031
Cash used for operating activities	(2,844,756)	(3,429,450)	(7,425,489)	(12,710,275)

Investing activities
Acquisition of equipment	(2,063)	(2,407)	(5,405)	(7,485)
Cash used for investing activities	(2,063)	(2,407)	(5,405)	(7,485)

Financing activities
Issuance of share capital for cash	581,665	–	1,459,457	–
Share issuance costs	–	(15,440)	–	(15,440)
Cash provided by (used for) financing activities	581,665	(15,440)	1,459,457	(15,440)

Foreign exchange gain (loss) related to cash held in foreign currencies	(62,337)	458,179	(152,945)	974,344

Decrease in cash and cash equivalents	(2,327,491)	(2,989,118)	(6,124,382)	(11,758,856)
Cash and cash equivalents, beginning of period	19,594,547	6,493,944	23,768,879	15,263,682

Cash and cash equivalents, end of period	$17,267,056	$3,504,826	$17,644,497	$3,504,826

Components of cash and cash equivalents are as follows:
Cash	$17,267,056	$1,244,441	$17,267,056	$1,244,441
Treasury bills and term deposits	–	2,260,385	–	2,260,385
	$17,267,056	$3,504,826	$17,267,056	$3,504,826

See accompanying notes to the interim consolidated financial statements

CONTINENTAL MINERALS CORPORATION
Notes to Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2010
(Unaudited – Expressed in Canadian Dollars)

1.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

Continental Minerals Corporation ("Continental" or the "Company") is incorporated under the laws of the province of British Columbia, Canada, and its principal business activity is the acquisition, exploration and development of mineral properties.

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles pursuant to the recommendations of the Canadian Institute of Chartered Accountants ("CICA") standard on Interim Financial Statements. These interim consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned.

These interim consolidated financial statements do not include all the disclosures required for annual financial statements under generally accepted accounting principles. However, these interim consolidated financial statements follow the same accounting policies and methods of application as the Company's most recent audited annual consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the Company's 2009 audited annual consolidated financial statements which are filed on www.sedar.com. Certain comparative information has been reclassified to conform to the presentation adopted in the current period.

All material intercompany balances and transactions have been eliminated.

Operating results for the three-month and nine-month periods ended September 30, 2010 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2010 or for any other period.

2.	CONTINUING OPERATIONS AND GOING CONCERN

The Company is in the process of developing its Xietongmen Project located in Tibet, in the People's Republic of China (the "PRC"). The underlying value and the recoverability of the amounts shown for mineral property interests, and property and equipment are dependent upon the existence of economically recoverable mineral reserves, receipt of appropriate permits, the ability of the Company to obtain the necessary financing to complete the development of the project, and the future profitable production from, or the proceeds from the disposition of, this project.

These interim consolidated financial statements are prepared on the basis that the Company will continue as a going concern. As at September 30, 2010, the Company had net working capital of approximately $13.2 million (December 31, 2009 – $19.9 million) and continues to incur exploration and development expenditures related to the Xietongmen Project. The Company has not yet produced any revenue and has incurred recurring losses since inception. At September 30, 2010, the Company had approximately $17.3 million (December 31, 2009 – $23.8 million) in cash and cash equivalents.

Management recognizes that the Company will need to generate additional financing in order to meet its planned business objectives and permitting, constructing and operating the Xietongmen Mine. There is no assurance that the Company will be able to raise these additional financial resources. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations and exploration and development activities.

CONTINENTAL MINERALS CORPORATION
Notes to Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2010
(Unaudited – Expressed in Canadian Dollars)

3.	CHANGES IN ACCOUNTING POLICIES

(a)	Future changes in accounting standards

(i)	International Financial Reporting Standards ("IFRS")

The AcSB has announced its decision to replace Canadian GAAP with International Financial Reporting Standards ("IFRS") for all Canadian publicly-listed companies. The AcSB announced that the changeover date will commence for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date for the Company to changeover to IFRS will be January 1, 2011. Therefore, the adoption of IFRS will require the restatement for comparative purposes of amounts reported by the Company for the year ending December 31, 2010. The Company is currently in the process of executing an IFRS conversion plan.

(ii)	Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

The AcSB issued CICA Handbook section 1582, Business Combinations, section 1601, Consolidated Financial Statements, and section 1602, Non-Controlling Interests, which supersede current section 1581, Business Combinations, and section 1600 Consolidated Financial Statements. These new sections replace existing guidance on business combinations and consolidated financial statements to harmonize Canadian accounting for business combinations with IFRS. These Sections must be applied prospectively to business combinations for which the acquisition date is on or after January 1, 2011. Earlier adoption is permitted.

4.	EQUIPMENT

	September 30, 2010
		Accumulated
	Cost	amortization	Net book value
Leasehold Improvements	$117,692	$100,822	$16,870
Computers	232,252	225,429	6,823
Field Equipment	197,548	197,196	352
Furniture	43,639	42,209	1,430
Vehicles	530,562	455,367	75,195
	$1,121,693	$1,021,023	$100,670

CONTINENTAL MINERALS CORPORATION
Notes to Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2010
(Unaudited – Expressed in Canadian Dollars)

	December 31, 2009
		Accumulated
	Cost	amortization	Net book value
Leasehold Improvements	$117,692	$83,361	$34,331
Computers	229,278	206,531	22,747
Field Equipment	197,021	194,789	2,232
Furniture	41,734	36,492	5,242
Vehicles	530,562	377,887	152,675
	$1,116,287	$899,060	$217,227

5.	MINERAL PROPERTY INTEREST

	Nine months
	ended	Year ended
	September 30,	December 31,
Xietongmen Property	2010	2009
Balance, beginning of the period	$112,327,309	$113,162,309
Increase (decrease) in accumulated mining permit costs	4,710,000	(625,000)
Future income tax related to accumulated mining permit costs	1,570,000	(210,000)
Balance, end of the period	$118,607,309	$112,327,309

The Xietongmen Property is located approximately 240 kilometers west of Lhasa, Tibet. It consists of the 13 square-kilometer Xiongcun exploration license, and the 109 square kilometer Laze exploration license which essentially surrounds the Xiongcun license.

From January 1, 2004 to December 31, 2006, the Company acquired a 100% interest in the Xietongmen copper-gold property ("Xietongmen Property") for cash, common share, and share purchase warrant consideration, in several stages totaling $112.3 million. The purchase was completed by way of an acquisition, on December 15, 2006, of Great China Mining Inc. ("GCMI"), a then-public company, and its subsidiary, Highland Mining Inc. ("Highland"), a British Virgin Islands company which in turn owns Tibet Tian Yuan Minerals Exploration Ltd. ("Tian Yuan"). Tian Yuan is a "wholly foreign-owned enterprise" in China, which owns 100% of the Xietongmen Property.

Following the acquisition of GCMI, a former director of GCMI agreed to provide consulting services to materially assist the Company in securing the necessary mining permits for commercial mining at the Xietongmen Property prior to March 31, 2010 (the "Permits Consulting Agreement"). Upon receipt of all necessary permits, the Company agreed to issue 2,500,000 units consisting of one common share and one warrant, with each warrant exercisable at $1.59 for one year from the date of receipt of the mining permits.

At each reporting date during the life of the Permits Consulting Agreement, the fair value of these units was estimated using a Black Scholes option pricing model.

In April 2010, the Company and the former director of GCMI entered into a new Permits Consulting Agreement with substantially the same terms as the original Permits Consulting Agreement except (1) the exercise price of the warrants issuable was set at the then-current market price of $2.20, with a one year term from the date if and when they are issued and, (2) the new Permits Consulting Agreement expires on April 30, 2011. The re-pricing of the warrants is subject to securities exchange approval, which had not yet been formally received as of November 24, 2010. Accordingly, the Company estimated the fair value of the 2,500,000 units as at September 30, 2010 and the probability of such event occurring, and charged the amount to relevant accounts.

CONTINENTAL MINERALS CORPORATION
Notes to Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2010
(Unaudited – Expressed in Canadian Dollars)

6.	EXPLORATION AND DEVELOPMENT EXPENSES

	Three months ended		Nine months ended
	September 30		September 30
Xietongmen Property, China	2010	2009	2010	2009
Amortization	$38,743	$30,736	$121,229	$112,464
Assays and analysis	98,352	24,508	103,216	32,249
Drilling	123,069	26,083	148,574	66,085
Engineering	505,440	207,532	1,436,593	2,322,031
Engineering– reversal of accruals	–	(1,020,089)	–	(1,020,089)
Environmental	134,749	255,673	543,602	866,484
Equipment rentals and leases	21,130	11,022	30,358	24,551
Freight	–	(442)	–	14,259
Geological	249,530	116,838	681,357	488,458
Graphics	27	504	7,982	11,351
Property and finders' fees	1,152	40	9,414	1,424
Site activities	671,174	290,529	1,469,203	1,254,809
Socioeconomic	375,198	570,521	1,056,163	1,533,532
Transportation	165,397	141,910	479,438	528,694
Incurred during the period	2,383,961	655,365	6,087,129	6,236,302
Non-cash stock based
compensation (note 7(c))	243,213	373,365	1,065,509	660,640
	2,627,174	1,028,730	7,152,638	6,896,942
Accumulated exploration expenses, beginning of period	74,750,682	67,351,310	70,225,218	61,483,098
Accumulated exploration expenses, end of period	$77,377,856	$68,380,040	$77,377,856	$68,380,040

7.	SHAREHOLDERS' EQUITY

(a)	Authorized share capital

•	an unlimited number of common shares without par value; and
•	an unlimited number of non-voting redeemable preferred shares without par value.

CONTINENTAL MINERALS CORPORATION
Notes to Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2010
(Unaudited – Expressed in Canadian Dollars)

(b)	Issued and outstanding share capital

	Number of
	common
	shares	Amount
Balance, December 31, 2009	152,611,727	$198,614,791
Share purchase options exercised	1,118,800	1,459,457
Fair value of share options allocated to shares issued on exercise	–	1,001,817
Balance, September 30, 2010	153,730,527	$201,076,065

The Company had 12,483,916 non-voting redeemable preferred shares outstanding at September 30, 2010 (December 31, 2009 – 12,483,916).

(c)	Share purchase option plan

The Company has a share option plan approved by the shareholders that allows it to grant options, subject to regulatory terms and approval, to its officers, directors, employees and consultants.

The continuity schedule of share purchase options, of which 10,271,800 were exercisable at September 30, 2010 (December 31, 2009 – 8,297,833), is as follows:

Share purchase options outstanding		Weighted
	Number of	average
	options	exercise price
Balance, December 31, 2009	12,596,600 .	$1.42
Granted	525,000	2.21
Exercised	(1,118,800)	1.31
Expired or cancelled	(70,200)	1.10
Balance, September 30, 2010	11,932,600.	$1.46

CONTINENTAL MINERALS CORPORATION
Notes to Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2010
(Unaudited – Expressed in Canadian Dollars)

The following table summarizes the Company's stock options outstanding at September 30, 2010:

		Number of	Number of
		options	options
Expiry date	Option price	outstanding	exercisable
December 29, 2010	$1.68	35,000	35,000
February 28, 2011	$1.61	2,600,000	2,600,000
February 28, 2011	$1.68	350,000	350,000
May 2, 2011	$1.32	3,381,500	3,381,500
October 1, 2011	$0.79	40,000	40,000
February 28, 2012	$2.01	1,200,000	1,200,000
July 28, 2012	$1.05	2,226,100	1,440,300
July 28, 2014	$1.05	975,000	650,000
November 4, 2012	$1.63	100,000	66,667
December 7, 2012	$2.10	500,000	333,333
March 23, 2013	$2.20	400,000	133,333
April 9, 2013	$2.23	125,000	41,667
Total		11,932,600	10,271,800
Weighted average option price		$1.46	$1.47

Using an option pricing model with the assumptions noted below, the estimated fair value of all options vesting during the three months and nine months ended September 30, 2010, and which have been reflected in the consolidated statements of operations, is as follows:

	Three months ended		Nine months ended
	September 30		September 30
	2010	2009	2010	2009
Exploration and development
Engineering	$173,978	$269,546	$590,529	$390,207
Environmental, socioeconomic and land	22,574	39,612	77,691	91,501
Geological	46,661	64,207	397,289	178,932
Exploration and development	243,213	373,365	1,065,509	660,640
Operations and administration	239,491	(135,583)	1,077,978	1,205,429
Total compensation cost recognized in operations, credited to contributed surplus	$ 482,704	$ 237,782	$ 2,143,487	$ 1,866,069

CONTINENTAL MINERALS CORPORATION
Notes to Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2010
(Unaudited – Expressed in Canadian Dollars)

The weighted-average assumptions used to estimate the fair value of options during the respective periods were as follows:

	Three months ended		Nine months ended
	September 30		September 30
	2010	2009	2010	2009
Risk free interest rate	2.4%	2.70%	2.4%	2.70%
Expected life	2.8 years	3.2 years	2.8 years	3.2 years
Expected volatility	70%	70%	70%	70%
Expected dividends	nil	nil	nil	nil

(d)	Contributed surplus

Balance, December 31, 2009	$11,632,553
Changes during the period
Non-cash stock-based compensation	2,143,487
Mining permit cost (note 5)	4,710,000
Share purchase options exercised, credited to share capital	(1,001,817)
Balance, September 30, 2010	$17,484,223

8.	RELATED PARTY BALANCES AND TRANSACTIONS

	September 30	December 31
Amounts due from related party	2010	2009
Hunter Dickinson Services Inc. (a)	$125,338	$258,132
Qi Deng	–	26,581
	$125,338	$284,713

	September 30	December 31
Amounts due to related parties	2010	2009
Hunter Dickinson Services Inc. (a)	$–	$142,820
C.E.C. Engineering Ltd. (b)	13,370	100,000
Jack Yang (c)	3,457	146,558
Dickson Hall (d)	36,998	138,972
Qi Deng	–	26,581
Dong Ouyang (e)	1,287	–
	$55,112	$554,931

CONTINENTAL MINERALS CORPORATION
Notes to Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2010
(Unaudited – Expressed in Canadian Dollars)

	Three months ended		Nine months ended
	September 30		September 30
Transactions:	2010	2009	2010	2009
Hunter Dickinson Services Inc. – reimbursement for third party expenses and services rendered (a)	$94,652	$94,716	$277,985	$325,297
Hunter Dickinson Services Inc. – time billings (a)	676,627	771,305	2,116,220	2,450,757
C.E.C. Engineering (b)	64,960	105,443	223,161	286,893
Jack Yang (c)	82,000	30,940	137,803	97,682
Dickson Hall (d)	125,000	68,472	233,414	218,759
Dong Ouyang (e)	33,493	36,186	81,752	88,254

(a)

Hunter Dickinson Services Inc. ("HDSI") is a private company with certain directors in common with the Company and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries pursuant to an agreement dated July 2, 2010. Advances during 2010 were non-interest bearing and due on demand.

Related party balances receivable or payable, in the normal course, during 2010 and 2009 were non-interest bearing and due on demand, and represent advances against current and future services rendered to, or costs incurred on behalf of, the Company by HDSI.

(b)

During the three and nine months ended September 30, 2010, the Company paid $64,960 and $223,161 (three and nine months ended September 30, 2009 – $105,443 and $286,893) to C.E.C. Engineering Ltd, a company controlled by a director of the Company, for engineering services.

(c)

During the three and nine months ended September 30, 2010, the Company paid $82,000 and $137,803 (three and nine months ended September 30, 2009 – $30,940 and $97,682) to Jack Yang, a director of the Company, for administrative and managerial services.

(d)

During the three and nine months ended September 30, 2010, the Company paid $125,000 and $233,414 (three and nine months ended September 30, 2009 – $68,472 and $218,759) to Dickson Hall, a director of Tian Yuan, the Company's main Tibetan subsidiary, for administrative and managerial services.

(e)

During the three and nine months ended September 30, 2010, the Company paid $33,493 and $81,752 (three and nine months ended September 30, 2009 – $36,186 and $88,254) to Dong Ouyang, a director of Tian Yuan, the Company's main Tibetan subsidiary, for administrative and managerial services.

CONTINENTAL MINERALS CORPORATION
Notes to Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2010
(Unaudited – Expressed in Canadian Dollars)

9.	COMMITMENTS AND CONTINGENCIES

In May 2010, the Company renewed its lease agreement for office space in Beijing, with a two- year lease term ending June 30, 2012. The Company is committed to paying base rent and property management fees totaling approximately $56,316 for the remainder of 2010, $225,265 in 2011 and $112,632 in 2012.

The Company has accrued for payroll-related liabilities relating to its operations at its Xietongmen Project in China. Amounts ultimately settled may be different from the amounts accrued.

10.	PROPOSED TRANSACTION

On September 17, 2010, the Company announced that it had signed a letter agreement to be acquired (the "Acquisition") by Jinchuan Group Ltd. ("Jinchuan"), a large PRC-based mining group for aggregate cash consideration of approximately $432 million pursuant to an arrangement under the Business Corporations Act (British Columbia) (the "Arrangement").

The letter agreement provides for the acquisition of all of the Company's common shares by Jinchuan. The letter agreement is binding in certain respects only and therefore completion of the Arrangement is subject to the execution of definitive agreements and other conditions, including shareholder and regulatory approvals.

The definitive agreements in respect of the Arrangement will include an arrangement agreement and voting lock-up agreements with each of the directors and officers of the Company and certain shareholders of the Company pursuant to which such persons will agree to support the Arrangement. The arrangement agreement will provide for a $13.4 million break fee which could be payable by either party in certain events.

The Board of Directors of the Company is also proposing to include in the Arrangement a special cash distribution of up to $0.10 per common share of the Company outstanding immediately prior to completion of the Acquisition.

After execution of the definitive agreements in respect of the Arrangement, the Company expects to call a special meeting of its shareholders to consider the Arrangement.

11.	SUBSEQUENT EVENTS

(a)	Options exercised

Subsequent to September 30, 2010, an aggregate of 610,300 stock options were exercised for proceeds of $734,923.

(b)	Preferred shares listed on the TSX Venture Exchange ("TSXV")

Subsequent to September 30, 2010, the Company listed its outstanding class of non-voting redeemable preferred shares (the "Continental Preferred Shares") on the TSXV. Accordingly, the Continental Preferred Shares became freely tradable through the facilities of the TSXV. The Continental Preferred Shares are not listed on any other exchange.

CONTINENTAL MINERALS CORPORATION
Notes to Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2010
(Unaudited – Expressed in Canadian Dollars)

In October 2001, the Company sold its Harmony Gold Property ("Harmony") and related assets to Gibraltar Mines Ltd. ("Gibraltar"), a subsidiary of publicly-listed Taseko Mines Limited ("Taseko"), for 12,483,916 non-voting tracking preferred shares of Gibraltar (the "Gibraltar Preferred Shares") and cash of $2.2 million. The Gibraltar Preferred Shares were recorded as an asset by the Company at $26,764,784 and are designed to track and capture the value of Harmony and will be redeemed for common shares of Taseko upon a realization event, such as a sale of Harmony to a third party or commercial production at the Harmony or, at the option of Gibraltar, if a realization event has not occurred by 2011.

On the occurrence of a realization event, Gibraltar must redeem the Gibraltar Preferred Shares by distributing that number of Taseko common shares equal to the paid-up amount (as adjusted) divided by a deemed price per Taseko common share, which will vary dependent on the timing of such realization event. The Gibraltar Preferred Shares are redeemable at specified prices per common share of Taseko starting at $3.39 and escalating by $0.25 per year, currently at $5.89 (as of September 30, 2010).

If a realization event does not occur on or before October 16, 2011, Gibraltar has the right to redeem the Gibraltar Preferred Shares for Taseko common shares at a deemed price equal to the greater of the then average 20 day trading price of the common shares of Taseko and $10. The Taseko common shares to be issued to Continental upon a realization event will in turn be distributed pro-rata, after adjustment for any taxes, to the holders of Continental Preferred Shares that were issued to Continental shareholders at the time of the Arrangement Agreement.

As part of the proposed transaction (note 10), Continental proposes to transfer its 12,483,916 Gibraltar Preferred Shares to Taseko in exchange for 6.277 million Taseko common shares (the "Taseko Consideration Shares"). Continental will transfer the Taseko Consideration Shares to a newly incorporated wholly-owned subsidiary Newco in exchange for 1,000 common shares of Newco. Newco will exchange the Taseko Consideration Shares for the outstanding Continental Preferred Shares. Each Continental Preferred Shareholder will therefore be entitled to receive 0.5028 Taseko common shares for each Continental Preferred Share.